Ares Capital Corporation
245 Park Avenue, 44th Floor
New York, NY 10167
February 12, 2020

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:    Notice of Disclosure Filed in Exchange Act Annual Report under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ares Capital Corporation (“ARCC”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on February 12, 2020. This disclosure can be found on page 88 of the Annual Report on Form 10-K and is incorporated by reference herein. ARCC has made such disclosure based on information provided by other companies that may be deemed to be under common control with ARCC, and not because of any conduct by ARCC.

Very truly yours,

ARES CAPITAL CORPORATION

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	General Counsel, Vice President and Secretary